FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

(1)	Interim Report for 2004 (as of September 30, 2003) relative to the 135th Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as the Semi-Annual Report referred to in (2) below is the English translation of (1) (except that (1) does not include the charts which are indicated in U.S. dollars and the names and the addresses of the depositaries and that (2) does not include the explanation for the shareholders in Japan regarding the receipt of the dividends);

(2)	Semi-Annual Report 2004 for the six-month period ended September 30, 2003, prepared in the English language, which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: January 5, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

We are very pleased to report that Komatsu Ltd. continued to record improvements in both sales and profits for the interim period ended September 30, 2003, following the previous interim period. Overseas sales, in particular, scored a record-high interim figure, demonstrating the solid results of our globalization strategy centering on the construction and mining equipment business.

On a nonconsolidated basis as well, Komatsu completed the interim period with an increase in both sales and profits from the corresponding six-month period last year, supported by not only increased export sales of construction and mining equipment, but also improved domestic sales from the previous interim period.

	Billions of yen	Change* (%)
Consolidated <Based on USGAAP>
Net sales	567.6	9.5
Operating profit**	28.2	96.7
Income before income taxes	21.4	280.3
Net income	9.4	406.5

	Billions of yen	Change* (%)
Nonconsolidated
Net sales	190.8	9.4
Operating profit	8.7	242.9
Ordinary profit	9.9	104.7
Net income	5.2	19.0

*	Change from the previous interim period.
**	Operating profit on a consolidated basis is the sum of segment profit. In conformity with generally accepted accounting principles of Japan, it is obtained by deducting cost of sales and SG&A expenses from sales.

Concerning cash dividends to shareholders, Komatsu maintains the basic policy of redistributing profits by taking payout ratios into account and reflecting business results, as it secures sufficient internal reserve for reinvestment. Based on this policy, the Board of Directors resolved interim dividends of 3 yen per share in its meeting held on November 7.

Paid-Off from the Reform of Business Structure Project: Construction and Mining Equipment Business Further Improving against Expanding Demand

Demand for construction and mining equipment bottomed out and took on a note of recovery, beginning in the six-month period under review. While the Chinese market continued to sustain a high rate of growth, demand picked up momentum for recovery in the major markets of North America, Europe and Japan which had suffered from depressed demand for the last few years.

Since October 2001, Komatsu has worked to strengthen its business practices by aggressively engaging in the Reform of Business Structure project, which centers on the New Growth Strategy for the Construction and Mining Equipment Business, reduction of fixed costs and substantial cutbacks on production costs. As a result, Komatsu was able to attain a recovery of business results for the previous fiscal year, when demand for construction and mining equipment was slack worldwide. For the interim period under review, Komatsu expanded its mainstay business of construction and mining equipment, supported by an improved market environment, compared to the previous interim period, coupled with the added results of its reform efforts.

Board of Directors

Back row, from left: Kunihiko Komiyama, Hajime Sasaki, Toshio Morikawa, Kunio Noji

Front row, from left: Satoru Anzaki, Toshitaka Hagiwara, Masahiro Sakane, Kazuhiro Aoyagi

Taking the Offensive with Unique and Unrivaled Products

We have previously reported that Komatsu was focusing its efforts to develop new products with Unique and Unrivaled features by our development and production people working more closely with sales and service people. As the first campaign for such Unique and Unrivaled products, we unveiled four models of the new MR-2 mini hydraulic excavator series in July this year. In addition to cab comfort and safety that reset all conventions of mini excavators, we have also ensured an impressive improvement of maintenability of the MR-2 series by developing it from the viewpoints of customers in the rental industry. Orders are pouring in at a pace remarkably faster than originally anticipated.

In September, we launched sales of PC400 large hydraulic excavators as the second campaign for our Unique and Unrivaled products. With outstanding improvement in productivity in terms of fuel consumption, we are sure that new PC400 models will help our customers reduce their machine operating costs even more than before.

Industrial Machinery and Vehicles, and Electronics Businesses All Improving

In the business areas in which we can demonstrate advantages of our superior manufacturing, such as forklift trucks, sheet-metal machines and forging presses, and agricultural and forestry equipment, the related companies of the Komatsu Group have introduced to the market in a timely manner, new products with original features. By aggressively undertaking sales and service activities with such products in the center, they continued to expand both sales and profits.

In the electronics business, while we saw a slow recovery of the semiconductor market, intensified competition resulted in a continuing tough market environment. Even in those conditions, our electronics business further lifted its earnings position with improved results including better performance of the silicon wafer business in Taiwan.

Management with Speed and Business Structure for Profits: Mid-Range Management Plan Developed

We anticipate that global demand for construction and mining equipment will continue to grow steadily after having bottomed out in 2001. This growth will be fueled by expanding demand in developing markets such as China, with ongoing infrastructure development proceeding at a rapid pace; CIS, former Soviet Republics with natural resource development; and Southeast Asia, with continued recovery of the economies. In addition, demand is upturning in North America.

To accelerate the recovery speed of business performance by seizing the opportunities of demand recovery with self-driven, aggressive actions and placing more efforts to reinforce corporate strength, Komatsu has recently started the “Move The World. KOMATSU 5-800” mid-range management plan for the year ending March 31, 2006. Having defined the goals for return on assets, net debt-to-equity ratio in addition to sales and profits for business growth in the new management plan, we are resolutely determined to further enhance utilization of assets and maintain a sound financial position.

While we are also concerned about such factors as overheating investment in China, volatile political conditions in the Middle East and drastic appreciation of the Japanese yen, there will be no change in what Komatsu has to do. In addition to construction and mining equipment, we have placed “Industrial-use machinery,” such as metal-sheet machines and forging presses, forklift trucks and forestry equipment, as Komatsu’s core business. To solidly ensure the Number One position in Asia and Number Two in the global marketplace for our construction and mining equipment business, we are converging our utmost efforts in the following five management tasks.

1) To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business.

2) To reinforce our competitiveness based on the “Spirit of Manufacturers.”

3) To facilitate selective focus on the criteria of technological advantage and profitability.

4) To reinforce our competitive foundation based on technological capabilities and financial position.

5) To further strengthen corporate governance.

Mid-Range Management Plan “Move The World. KOMATSU 5-800”

All Komatsu Group employees worldwide, including those of us in management, are determined to work with speed on the above tasks and strive to improve Komatsu’s business results and accomplish management goals. With respect to profits, in particular, we are going to place all-out efforts to accomplish the “Move The World. KOMATSU 5-800” plan and renew our record-high operating profit of ¥78.7 billion for the year ended December 31, 1982.

While establishing corporate ethics and ensuring soundness of management, Komatsu is also going to engage in environmental conservation and safety management ever more seriously than before. Committed in “Quality and Reliability” for all aspects of Komatsu’s operation, we are working to maximize the corporate value of the Komatsu Group and make Komatsu a company that will enjoy the greater trust of shareholders and all other stakeholders.

On behalf of the members of the board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

December 2003

Toshitaka Hagiwara	Masahiro Sakane
Chairman of the Board	President and CEO

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the interim period under review expanded 10.1% over the previous interim period, to ¥408.9 billion (US$3,685 million). Of this amount, overseas sales advanced 12.0%, to ¥289.6 billion (US$2,610 million), representing a record-high figure for interim results. On a nonconsolidated basis, interim sales improved 8.9%, to ¥166.2 billion (US$1,498 million).

During the six-month period under review, demand upturned in all major markets of construction and mining equipment, namely North America, Europe and Japan. Demand also expanded in China, whose demand growth outpaced others in recent years, Southeast Asia, the Middle East, and the Commonwealth of Independent States (CIS) or former Soviet Republics.

Japan:

Captures Demand Recovery with Full-lined GALEO Series

During the six-month period under review, Komatsu continued to aggressively broaden the line-up of the GALEO series, a new generation of Komatsu construction and mining equipment. Starting in July 2003, Komatsu also embarked on market introduction of new products with Unique and Unrivaled features. Developed by Komatsu Zenoah Co. where we have concentrated our Japanese development and sales capabilities for utility equipment, Komatsu launched the MR-2 series minimal rear-swing mini hydraulic excavators as the first campaign for the Unique and Unrivaled products. This series has enjoyed high marks given by customers for their safety and maintenability, and Komatsu received substantially more orders than initially planned for.

In the downstream aftersales markets, Komatsu Used Equipment Corp. continued to advance sales by capturing brisk overseas demand and further expanding its sales channels with the Internet bidding system, which the company developed. Rental companies of the Komatsu Group continued to promote rental of comprehensive equipment and facilities related to civil engineering jobs, while working to optimize assets and strengthen sales capabilities. To help customers cut down their repair and maintenance costs, Komatsu also worked to increase sales of service-contract products such as Komatsu All Support when selling new equipment.

This PC8000 super-large hydraulic shovel produced by Komatsu Mining Germany GmbH is in full operation at an iron ore mine of Companhia Vale do Rio Doce of Brazil.

North America:

Expands Sales by Capturing Upturned Demand

Komatsu’s North American sales for the interim period under review increased over the corresponding period last year against the backdrop of demand rebounded after four years, supported by brisk housing starts. Komatsu seized on this opportunity of upturned demand with aggressive sales of GALEO-series equipment, including hydraulic excavators and articulated dump trucks. Komatsu also expanded sales of utility equipment such as backhoe loaders. For the mining equipment business, while demand recovery for off-highway dump trucks still remained dull, Komatsu increased sales of equipment slightly from the previous interim period.

Sales By Operation (Consolidated)

Europe and CIS:

Strengthens Sales Organization through Consolidation of Marketing Capabilities

Overall European demand for construction and mining equipment during the six-month period under review grew over the previous interim period, as the largest European market of Germany, the United Kingdom, Spain and some other markets sustained a high level of demand. Under such an environment, Komatsu worked to strengthen its European sales organization by consolidating marketing capabilities at Komatsu Europe International N.V. in April this year.

In CIS, new demand for equipment grew for use in mines and energy-related projects. Komatsu took advantage of its extensive product offerings, such as dump trucks, bulldozers and pipelayers, and expanded interim sales substantially over the previous interim period. Komatsu has established the Moscow Branch of Komatsu CIS Co. and worked to strengthen operation to capture growing demand for construction equipment for urban use resulting from the progress of the free market economy.

Moscow Branch of Komatsu CIS Co. commenced operation to capture emerging demand for equipment for use in urban areas.

China:

Meets Rapid Market Growth through Prompt and Dedicated Operation

With almost no critical effect of severe acute respiratory syndrome (SARS) on the Chinese market, demand for equipment continued to skyrocket during the six-month period under review. Komatsu Shantui Construction Machinery Co., Ltd. engaged in aggressive production and sales of renewed models of the flagship PC200 hydraulic excavators, and maintained a large market share. In April 2003, Komatsu Shantui accomplished cumulative production and sales of 10,000 units of hydraulic excavators, demonstrating its remarkable growth to Komatsu Group’s largest base for the supply of PC200 hydraulic excavators. As part of its efforts to broaden the product mix, the company also embarked on the production and sales of smaller hydraulic excavators, namely the PC60. In addition, Komatsu continued to carry out aggressive operations, including further development of local distributors and expansion of production capacity of a subsidiary, and accomplished a substantial increase of Chinese sales over the previous interim period.

Southeast Asia & Oceania and the Middle East & Africa

In Southeast Asia and Oceania, Komatsu’s sales for the interim period under review slightly declined from the corresponding period last year, reflecting orders received from a large-lot customer in Indonesia a year ago.

In the Middle East, Komatsu capitalized on steady demand for construction equipment from infrastructure development and other projects by drawing on its strength as a full-line manufacturer, and secured the same level of interim sales as those of the previous interim period. In Africa, Komatsu boosted sales for the six-month period under review.

Sales By Region (Consolidated)

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and others grew 11.2% over the previous interim period, to ¥115.3 billion (US$1,039 million) for the six-month period under review. On a nonconsolidated basis*, the Company expanded sales of large presses, equipment to Japan’s Defense Agency and other products, posting interim sales of ¥24.6 billion (US$222 million), up 13.1% over the corresponding period a year ago.

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities, centering on the LEO-NXT engine-driven forklift trucks for which the company had secured excellent market response since their market introduction, and achieved growth of sales surpassing that of demand in Japan. With respect to overseas sales, the company’s subsidiary in the United States sustained strong sales, while the company expanded exports to the Middle East and CIS. As a result, consolidated interim sales of Komatsu Forklift improved over the corresponding period last year.

Komatsu Industries Corporation accelerated sales of forging presses, centering on Hybrid AC Servo presses for which the company enjoyed solid trust of customers for their outstanding productivity, energy savings and super low noise. In the area of services, Komatsu Industries focused its efforts to expand the engineering business such as retrofitting and improved earnings. As a result, the company increased both sales and profits for the interim period over the corresponding six-month period a year ago.

During the interim period under review, Komatsu Machinery Corp. expanded sales of not only crankshaft millers and other machine tools for its major customer portfolio of automobile manufacturers, but also manufacturing equipment for liquid crystal displays. As a result, Komatsu Machinery improved its interim results substantially over the corresponding period last year.

Komatsu Zenoah Co.’s agricultural and forestry equipment business, while facing slack demand due to bad weather in Japan, enjoyed positive results of market introduction of products with original features, including a knapsack-type brushcutter that features an outstanding degree of freedom of maneuverability resulting from its innovative engine layout. As a result, Komatsu Zenoah increased interim Japanese sales over the corresponding period last year. The company also expanded overseas sales by successfully capitalizing on strong demand in Europe, China and Southeast Asia and gaining a new distributor in Oceania. As a result, interim sales of the agricultural and forestry equipment business advanced over the corresponding period last year, marking a record-high figure for interim results.

In November 2003, Komatsu Zenoah launched this new G3200EZ chainsaw which features an original mechanism for easy tightening of the saw. Sales are already picking up.

*	Starting the interim period under review, sales of the Company’s electronics segment on a nonconsolidated basis are included in Industrial Machinery, Vechicles and Others, as the percentage of sales of Electronics represented by this operation has declined.

Sales by Operation (Nonconsolidated)

Electronics

Consolidated net sales of the electronics business amounted to ¥43.3 billion (US$390 million) for the six-month period under review, showing no significant change from the corresponding interim period last year.

Undertaken by Komatsu Electronic Metals Co., Ltd., Komatsu’s silicon wafer business continued to experience difficult market conditions, most notably the intensified competition, although the market generated a slow recovery of demand. Komatsu Electronic Metals remained committed to production exclusively in Japan and Taiwan. Formosa Komatsu Silicon Corporation, its operation in Taiwan, further improved both sales and profits by expanding its sales channels in Taiwan, China and Southeast Asia as well as improving the ratio of prime wafers. As a result, Komatsu Electronic Metals sustained consolidated interim sales at about the same level as the corresponding interim period last year, while substantially improving profits. To secure the monthly production of 45,000 pieces of the next-generation mainstream 300mm wafer in the near future, the company continued to make facilities investment within the range of cash flow.

Advanced Silicon Materials LLC. (ASiMl), a manufacturing subsidiary of polycrystalline silicon and other products, expanded sales of monosilane gas mainly for use in the production of semiconductors and liquid crystal displays during the interim period under review. While interim sales declined from the six-month period a year ago, ASiMl improved its profit/loss account with the benefits of consolidation of production implemented in March 2002.

During the interim period under review, Komatsu Electronics, Inc. faced continued slack investment in fiber optic telecommunication-related facilities in North America, in particular, and sales of thermoelectric modules remained sluggish. In the field of semiconductor manufacturing equipment, meanwhile, the company continued its efforts in product development to capture future demand from facilities investment related to 300mm wafers.

Expansion of the production capacity for 300mm wafers is on schedule at the Nagasaki Plant of Komatsu Electronic Metals.

Sales by Operation (Nonconsolidated)

Komatsu Delivers 12 Large Dump Trucks for Gold Mine in Russia

Komatsu has received an order of twelve HD785 off-highway dump trucks from Sumitomo Corporation for the gold mining company POLYUS, the largest mining and producer of gold in the Russian Federation. In response to a steady growth in the number of resource development-related projects in Russia, Komatsu is working to expand sales by capitalizing on its advantages as a full-line equipment manufacturer and is further strengthening its customer support capability there.

Sales of Minimal Rear-swing Radius Excavators Expand in North America

Komatsu has been expanding sales of the US series minimal rear-swing radius hydraulic excavators in North America, the world’s largest market for construction equipment. While the US series was originally developed for use in Japan where construction equipment is often deployed in relatively confined spaces, US series hydraulic excavators are also gaining excellent evaluations from distributors and customers outside of Japan, as they not only prevent accidents when they turn, but also offer operating comfort, free of concerns in the rear. Komatsu is aggressively promoting sales of the US series worldwide as standard equipment for the 21st Century.

Komatsu Signs Acquisition Contract for Partek Forest, European Manufacturer of Forestry Machinery

Komatsu is going to acquire Partek Forestry AB which exclusively manufactures and sells forestry equipment. Komatsu also produces and sells forestry equipment based on its own construction equipment such as hydraulic excavators and bulldozers. By including Partek, a leading manufacturer of forestry equipment, in the Komatsu Group, Komatsu is positioned to step up the pace of its full-line offerings in this product segment. With respect to sales, Komatsu is going to combine Partek’s stronghold European network and Komatsu’s networks in the Americas, Asia and Oceania. Komatsu is well prepared to expand the forestry equipment business.

Komatsu Shantui Produces and Sells 10,000 Hydraulic Excavators

In April 2003, Komatsu Shantui Construction Machinery Co., Ltd., a manufacturing and sales subsidiary of the PC200, the major hydraulic excavator model, in Shandong, China, accomplished cumulative production and sales of 10,000 units. Since its establishment in 1995, the company has continued to expand its operations in the rapidly growing Chinese market and has become the largest supply center of PC200 hydraulic excavators for the Komatsu Group.

LEO-NXT Series Forklift Truck Receives Award by the Minister of Economy, Trade and Industry of Japan

In July 2003, the LEO-NXT109 series engine-driven forklift truck produced by Komatsu Forklift Co., Ltd. received the Award by the Minister of Economy, Trade and Industry, the highest award of the 33rd Machine Design Award, sponsored by The Nikkan Kogyo Shimbun, Japan’s leading industrial newspaper. The Machine Design Award evaluates all possible aspects which are expected from industrial goods, including external design, performance, quality, safety, environmental conservation, economy and marketability. Outstanding appraisals were given to the LEO-NXT109 series for its innovation in compactness. It measures the size of 1-ton class vehicles, but offers the performance of a 2-ton class vehicle.

Launchings of Unique and Unrivaled Products Continue, Completing Full Line-Up of the GALEO Series

In July 2003, Komatsu launched the PC MR-2 series minimal rear-swing radius hydraulic excavators in Japan. With full-scale renewal after five years, the new MR-2 series features outstanding improvements in maintenability and cab comfort while meeting environmental regulations around the world and ensuring one of the highest safety standards in the world. They have enjoyed superb customer evaluation since their market introduction.

In September, Komatsu also introduced the PC400/450 large excavators designed to achieve an impressive improvement in productivity of 20% in terms of fuel consumption compared with the conventional models. The new models also reduce the noise for the operator by a significant level of 6dB, compared to the conventional models, and offer enhanced cab comfort.

Komatsu Industries Tops Sales of 300 Units of the Hybrid AC Servo Press Series

Komatsu Industries Corporation has topped sales of 300 units of the Hybrid AC Servo Press H1F and H2F series since their market introduction in 2002. This achievement reflects unrivaled ratings given by customers for the micron-level precision, outstanding productivity, high flexibility and low noise of the series, all replacing the conventional standards of presses. In July 2003, Komatsu Industries hosted a special exhibition of the series at the Komatsu Plant by inviting customers to mark the one-year anniversary of sales.

As of September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
ASSETS
Current assets
Cash and cash equivalents	¥95,963	¥56,396	$864,532
Time deposits	31	682	279
Trade notes and accounts receivable—less allowance for doubtful receivables	320,046	308,069	2,883,297
Inventories	238,193	260,451	2,145,883
Other current assets	98,556	102,534	887,892

Total current assets	752,789	728,132	6,781,883

Investments	67,673	63,393	609,666

Property, plant and equipment—less accumulated depreciation	386,139	415,698	3,478,730

Other assets	94,139	94,150	848,099

Total	¥1,300,740	¥1,301,373	$11,718,378

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (including current maturities of long-term debt)	¥188,359	¥180,626	$1,696,928
Trade notes and accounts payable	193,201	176,157	1,740,550
Income taxes payable	5,159	4,594	46,477
Other current liabilities	120,986	117,851	1,089,964

Total current liabilities	507,705	479,228	4,573,919

Long-term liabilities	351,049	389,786	3,162,603

Minority interests	36,507	49,236	328,892

Shareholders’ equity
Common stock	67,870	67,870	611,442
Capital surplus	135,683	117,439	1,222,369
Retained earnings	234,882	230,155	2,116,054
Accumulated other comprehensive income (loss)	(29,251)	(28,947)	(263,523)
Treasury stock	(3,705)	(3,394)	(33,378)

Total shareholders’ equity	405,479	383,123	3,652,964

Total	¥1,300,740	¥1,301,373	$11,718,378

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(23,600)	¥(18,000)	$(212,613)
Net unrealized holding gains on securities available for sale	9,765	2,781	87,973
Pension liability adjustments	(14,649)	(11,876)	(131,973)
Net unrealized gains (losses) on derivative instruments	(767)	(1,852)	(6,910)

Note:	The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of ¥111 to U.S.$1, the approximate rate of exchange at September 30, 2003.

For the six months ended September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Revenues
Net sales	¥567,671	¥518,429	$5,114,153
Interest and other income	6,479	7,753	58,370

Total	574,150	526,182	5,172,523

Costs and expenses
Cost of sales	417,144	384,909	3,758,054
Selling, general and administrative	122,285	119,160	1,101,667
Interest	7,161	7,117	64,513
Other	6,068	9,344	54,667

Total	552,658	520,530	4,978,901

Income before income taxes, minority interests and equity in earnings	21,492	5,652	193,622
Income taxes	9,719	2,611	87,559
Minority interests in (income) of consolidated subsidiaries	(1,765)	(1,123)	(15,901)
Equity in earnings (losses) of affiliated companies	(598)	205	(5,387)
Income before cumulative effect of change in accounting principle	9,410	2,123	84,775
Cumulative effect of change in accounting principle	—	(265)	—

Net income	¥9,410	¥1,858	$84,775

Unappropriated retained earnings at beginning of the period	¥207,416	¥210,309	$1,868,612
Cash dividends paid	(2,978)	(2,864)	(26,829)
Transfer to retained earnings appropriated for legal reserve	(13)	247	(117)

Unappropriated retained earnings at end of the period	¥213,835	¥209,550	$1,926,441

	Yen		U.S. cents
	2004	2003	2004
Net income per share:
Basic	¥9.48	¥1.95	8.5 ¢
Diluted	9.36	1.95	8.4
Dividends per share	3.00	3.00	2.7

Notes: 1.	Based on the Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income,” the aggregated net income (loss) for the six months ended September 30, 2003 and 2002, was income of ¥13,140 million (US$118,378 thousand) and loss of ¥8,696 million, respectively.
2.	Effective April 1, 2002, the Company adopted SFAS No. 141, “Business Combination” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

For the six months ended September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Operating activities
Net income	¥9,410	¥1,858	$84,775
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,356	33,411	309,513
Provision (reversal) for deferred income taxes	3,176	446	28,613
Net loss (gain) from marketable securities and investments	(344)	(1,731)	(3,099)
Gain on sales of property	(386)	(271)	(3,477)
Loss on disposal or sale of fixed assets	1,764	1,232	15,892
Provision (reversal) for pension and postretirement benefits—net	1,746	(32,524)	15,730
Changes in assets and liabilities:
Decrease (increase) in trade receivables	10,920	32,555	98,378
Decrease (increase) in inventories	(2,190)	(706)	(19,730)
Increase (decrease) in trade payables	16,582	(14,182)	149,387
Increase (decrease) in income taxes payable	(1,385)	(2,001)	(12,477)
Other—net	(3,998)	(7,298)	(36,018)

Net cash provided by operating activities	69,651	10,789	627,487

Investing activities
Capital expenditures	(31,851)	(39,471)	(286,946)
Proceeds from sales of property	7,771	1,756	70,009
Proceeds from sales of marketable securities and investments	11,896	6,134	107,171
Purchases of marketable securities and investments	(3,742)	(1,476)	(33,712)
Acquisition or sale of subsidiaries—net	—	5,300	—
Collection of loan receivables	7,098	11,356	63,946
Disbursement of loan receivables	(6,346)	(11,123)	(57,171)
Decrease (increase) in time deposits	484	313	4,361

Net cash used in investing activities	(14,690)	(27,211)	(132,342)

Financing activities
Proceeds from long-term debt	24,275	115,100	218,694
Repayments on long-term debt	(25,508)	(46,314)	(229,802)
Increase (decrease) in short-term debt	(24,774)	(32,239)	(223,189)
Repayments of capital lease obligations	(4,947)	(5,479)	(44,568)
Sales (repurchase) of common stock—net	(49)	(460)	(441)
Dividends paid	(2,978)	(2,864)	(26,829)

Net cash provided by (used in) financing activities	(33,981)	27,744	(306,135)

Effect of exchange rate change on cash and cash equivalents	(1,169)	(318)	(10,532)

Net increase in cash and cash equivalents	19,811	11,004	178,478
Cash and cash equivalents, beginning of period	76,152	45,392	686,054

Cash and cash equivalents, end of period	¥95,963	¥56,396	$864,532

As of September 30, 2003 and 2002 as well as for the six months ended September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

<Information by business unit>

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Net sales:
Construction and mining equipment	¥413,462	¥374,301	$3,724,883
Industrial machinery, vehicles and others	134,834	121,955	1,214,721
Electronics	43,431	43,414	391,270

Total	591,727	539,670	5,330,874
Corporate and elimination	(24,056)	(21,241)	(216,721)

Consolidated	567,671	518,429	5,114,153

Segment profit (loss):
Construction and mining equipment	24,756	13,622	223,027
Industrial machinery, vehicles and others	5,145	2,840	46,351
Electronics	746	(46)	6,721

Total	30,647	16,416	276,099
Corporate and elimination	(2,405)	(2,056)	(21,667)

Consolidated segment profit	28,242	14,360	254,432
Interest and other income	6,479	7,753	58,370
Interest expense	7,161	7,117	64,513
Other expenses	6,068	9,344	54,667

Consolidated income before income taxes	21,492	5,652	193,622

Identifiable assets:
Construction and mining equipment	841,539	853,190	7,581,432
Industrial machinery, vehicles and others	212,129	227,869	1,911,072
Electronics	164,022	173,414	1,477,676

Total	1,217,690	1,254,473	10,970,180
Corporate and elimination	83,050	46,900	748,198

Consolidated	1,300,740	1,301,373	11,718,378

Depreciation and amortization:
Construction and mining equipment	21,844	21,090	196,793
Industrial machinery, vehicles and others	4,579	3,933	41,252
Electronics	7,114	7,235	64,090

Consolidated	33,537	32,258	302,135

Capital expenditures:
Construction and mining equipment	26,041	23,568	234,604
Industrial machinery, vehicles and others	4,178	6,223	37,640
Electronics	7,149	5,095	64,405

Consolidated	¥37,368	¥34,886	$336,649

<Geographic Information>

Net sales recognized by sales destination for the six months ended September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Japan	¥226,059	¥211,924	$2,036,567
Americas	131,336	128,118	1,183,207
Europe	74,677	71,728	672,766
China	43,117	19,832	388,441
Asia (excluding Japan and China) and Oceania	61,772	59,043	556,505
Middle East and Africa	30,710	27,784	276,667

Consolidated	¥567,671	¥518,429	$5,114,153

Net sales recognized by geographic origin and long-lived assets at September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Net sales:
Japan	¥281,595	¥260,179	$2,536,892
U.S.A.	130,203	131,364	1,173,000
Europe	65,764	64,817	592,468
Others	90,109	62,069	811,793

Consolidated	¥567,671	¥518,429	$5,114,153

Long-lived assets:
Japan	¥311,727	¥315,983	$2,808,352
U.S.A.	98,935	109,022	891,306
Europe	13,215	13,211	119,054
Others	28,014	32,972	252,378

Consolidated	¥451,891	¥471,188	$4,071,090

Note :	No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer during the six months ended September 30, 2003 and 2002, of fiscal 2004 and 2003.

<Information by Region>

For the six months ended September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Net sales:
Japan	¥368,054	¥339,091	$3,315,802
Americas	135,689	137,953	1,222,423
Europe	72,269	69,550	651,072
Others	93,487	66,051	842,225
Elimination	(101,828)	(94,216)	(917,369)

Consolidated	567,671	518,429	5,114,153

Segment profit :
Japan	16,334	10,043	147,153
Americas	1,867	107	16,820
Europe	3,545	1,707	31,937
Others	8,058	3,122	72,594
Corporate and elimination	(1,562)	(619)	(14,072)

Consolidated	28,242	14,360	254,432

Identifiable assets:
Japan	932,597	943,187	8,401,775
Americas	301,201	328,263	2,713,522
Europe	79,652	87,198	717,585
Others	120,944	112,955	1,089,586
Corporate assets and elimination	(133,654)	(170,230)	(1,204,090)

Consolidated	¥1,300,740	¥1,301,373	$11,718,378

	2004	2003	2004
Overseas sales:
Americas	¥131,336	¥128,118	$1,183,207
Europe	74,677	71,728	672,766
Others	135,599	106,659	1,221,613

Total	341,612	306,505	3,077,586

Consolidated	¥567,671	¥518,429	$5,114,153

Notes: 1.	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in the areas other than Japan.

2.  Regions are categorized depending on geographical proximity.

3.  Major regions for the geographical categories are as follows:

(1) Americas: the United States

(2) Europe: Germany and the United Kingdom

(3) Others: China, Australia and Southeast Asia

As of September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Assets
Current assets	¥341,806	¥301,555	$3,079,340
Cash on hand and in banks	62,348	28,156	561,696
Notes receivable	6,405	5,351	57,708
Accounts receivable—trade	134,928	124,609	1,215,568
Finished products	22,082	24,985	198,945
Materials and supplies	2,492	1,863	22,458
Work in process	26,183	28,266	235,891
Prepaid expenses	649	832	5,854
Deferred income taxes—current	8,821	19,247	79,473
Short-term loans receivable	59,803	63,060	538,768
Other current assets	19,034	11,307	171,482
Allowance for doubtful receivables	(943)	(6,125)	(8,502)

Fixed assets	393,690	375,087	3,546,765
Tangible fixed assets	122,395	130,112	1,102,660
Buildings	40,959	43,606	369,004
Structures	7,761	8,358	69,920
Machinery and equipment	23,806	26,525	214,472
Vehicles and delivery equipment	197	229	1,777
Tools, furniture and fixtures	5,922	6,685	53,357
Land	43,415	44,442	391,127
Construction in progress	333	264	3,003
Intangible fixed assets	9,676	10,851	87,171
Utility rights	178	179	1,605
Software	9,442	10,613	85,068
Other intangible assets	55	58	499
Investments and miscellaneous assets	261,619	234,122	2,356,933
Investment securities	38,190	32,331	344,055
Security and other investments in affiliates	231,843	205,707	2,088,678
Long-term loans receivable	2,620	5,160	23,607
Noncurrent prepaid expenses	1,378	1,014	12,423
Deferred income taxes—noncurrent	35,282	32,650	317,864
Other investments	6,164	7,623	55,534
Allowance for doubtful receivables	(4,148)	(3,411)	(37,371)
Allowance for investments valuation	(49,712)	(46,953)	(447,856)

Total assets	¥735,497	¥676,642	$6,626,105

Notes:	1.	Yen figures of less than one million are omitted.
	2.	Accumulated depreciation of tangible fixed assets
		2004: ¥301,143 million 2003: ¥299,707 million
	3.	Net income per share (using the average number of common shares outstanding, less treasury stocks.) 2004: ¥5.31 2003: ¥4.64

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Liabilities and shareholders’ equity
Current liabilities	¥135,731	¥104,677	$1,222,808
Notes payable—trade	3,061	2,711	27,584
Accounts payable—trade	70,389	58,155	634,142
Short-term loans payable	—	7,505	—
Current portion of bonds	27,447	—	247,270
Accounts payable	19,385	19,959	174,647
Accrued corporation taxes, etc	49	419	446
Advances received	2,093	2,417	18,860
Deferred profit on installment sales	1,436	2,923	12,945
Accrued bonuses	4,005	3,673	36,081
Warranty reserve	3,587	4,712	32,324
Other current liabilities	4,274	2,199	38,509
Long-term liabilities	145,321	152,449	1,309,206
Bonds	65,000	92,447	585,586
Long-term loans payable	67,000	47,500	603,604
Liabilities for severance payments	12,113	10,748	109,130
Liabilities for postretirement benefits	752	1,051	6,775
Other long-term liabilities	456	702	4,111

Total liabilities	281,053	257,126	2,532,014

Shareholders’ equity
Capital	70,120	70,120	631,717
Common stock	70,120	70,120	631,717
Additional paid-in capital	140,140	109,337	1,262,523
Capital surplus	140,140	109,337	1,262,523
Retained earnings	237,103	238,693	2,136,069
Legal reserves	18,029	18,029	162,427
Reserve for special depreciation	82	123	742
Reserve for losses on overseas investments	1	1	10
Reserve for advanced depreciation deduction	14,832	15,111	133,630
Reserve for special advanced depreciation account	548	4,288	4,945
General reserve	180,359	180,359	1,624,856
Unappropriated retained earnings	23,249	20,779	209,459
Unrealized gains on revaluation, net of tax effect	10,244	4,217	92,292
Unrealized gains on revaluation, net of tax effect	10,244	4,217	92,292
Treasury Stock	(3,164)	(2,853)	(28,510)
Treasury Stock	(3,164)	(2,853)	(28,510)

Total shareholders’ equity	454,444	419,515	4,094,091

Total liabilities and shareholders’ equity	¥735,497	¥676,642	$6,626,105

For the six months ended September 30, 2003 and 2002, of fiscal 2004 and 2003, respectively

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Ordinary profit and loss
Operating income
Net sales	¥190,864	¥174,491	$1,719,500
Operating expenses	182,126	171,942	1,640,775
Cost of sales	142,021	131,720	1,279,476
Deferred profit on installment sales	(590)	(1,199)	(5,315)
Selling, general and administrative expenses	40,694	41,421	366,614

Operating profit	8,738	2,548	78,725

Nonoperating profit and loss
Nonoperating income	6,599	6,828	59,453
Interest and dividend income	5,543	5,850	49,940
Other nonoperating income	1,055	977	9,513
Nonoperating expenses	5,381	4,512	48,483
Interest expenses	1,032	938	9,299
Other nonoperating expenses	4,349	3,574	39,184

Ordinary profits	9,956	4,864	89,695

Special profits and losses
Special income	1,316	2,074	11,864
Proceeds from sale of land	110	0	1,000
Profit on sale of investment securities	1,205	2,072	10,864
Profit on sale of shares of subsidiaries	—	1	—
Special losses	3,147	2,389	28,355
Loss from sale of land	11	—	107
Valuation loss of investment securities	—	618	—
Deferred allowance of securities investment valuation	3,135	1,770	28,249

Income before income taxes	8,125	4,549	73,204
Corporate, residential and business taxes	—	26	—
Deferred income tax expense	2,859	97	25,758

Net income for interim period	5,266	4,426	47,446
Unappropriated retained earnings at beginning of the period	17,986	16,353	162,039
Loss on disposal of treasury stock	2	—	25
Unappropriated retained earnings at end of the period	¥23,249	¥20,779	$209,459

Note: Yen figures of less than one million are omitted.

As of September 30, 2003

Board of Directors	Statutory Auditors

Toshitaka Hagiwara

    Chairman of the Board

Masahiro Sakane

    President and Chief Executive

    Officer

Kazuhiro Aoyagi

    Director

    Senior Executive Officer

    General Manager, Corporate

    Planning

    Supervising External Corporate

    Affairs

Kunio Noji

    Director

    Senior Executive Officer

    President, Construction & Mining

    Equipment Marketing Division

Kunihiko Komiyama

    Director

    Senior Executive Officer

    President, Development Division,

    and President, Engines &

    Hydraulics Business Division

    Supervising Research &

    Development Operations

Satoru Anzaki

    Director

Toshio Morikawa

    Director

    Advisor, Sumitomo Mitsui Banking

    Corporation

Hajime Sasaki

    Director

    Chairman of the Board, NEC

    Corporation

Norimichi Kitagawa Standing Auditor Masafumi Kanemoto Standing Auditor Masahiro Yoshiike Auditor President, Taiyo Life Insurance Company Takaharu Dohi Auditor

Executive Officers

Naomi Anesaki

    Senior Executive Officer

    Supervising Compliance, Defense

    Systems, and Environment &

    Safety Management

Susumu Isoda

    Senior Executive Officer

    President, Production Division, and

    President, Procurement Division

    Supervising Quality Assurance

    Operations

Teruo Nagayasu

    Senior Executive Officer

    Vice President, Construction &

    Mining Equipment Marketing

    Division, and General Manager,

    Customer Support

Masahiro Yoneyama

    Senior Executive Officer

    Deputy General Manager

    Corporate Planning

    Supervising Structural

    Reorganization and Human

    Resources

Shigeki Fujimori

    Senior Executive Officer

    President, Defense Systems

    Division

Munenori Nakao

    Senior Executive Officer

    Supervising General Affairs and

    Corporate Communications

Yasuo Suzuki

    Executive Officer

    President, Industrial Machinery

    Division

Kenji Kinoshita

    Executive Officer

    Chief Financial Officer

    Supervising Audit

Makoto Nakamura

    Executive Officer

    President, e-KOMATSU Division

Hiroshi Suzuki

    Executive Officer

    General Manager, Underground

    Machinery Business, Construction

    & Mining Equipment Marketing

    Division

Mamoru Hironaka

    Executive Officer

    Vice President, Development Division

Masao Fuchigami

    Executive Officer

    President, Research Division

Masayuki Sato

    Executive Officer

    Vice President, Engines &

    Hydraulics Business Division,

    and Oyama Plant Manager

Taizo Kayata

    Executive Officer

    President, Overseas Marketing,

    Construction & Mining Equipment

    Marketing Division

Yasuo Kimura

    Executive Officer

    President, Japanese Marketing,

    Construction & Mining Equipment

    Marketing Division

Masaji Kitamura

    Executive Officer

    General Manager, Strategic

    Planning, Construction & Mining

    Equipment Marketing Division

Nobutsugu Ohira

    Executive Officer

    Osaka Plant Manager, Production

    Division

Nobukazu Kotake

    Executive Officer

    General Manager, Construction

    Equipment Technical Center 1,

    Development Division

As of September 30, 2003

Head Office: 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Date of Establishment: May 13, 1921

Settlement Date: March 31 (Interim Period: September 30)

Annual Meeting of Shareholders: June

Common Stock Outstanding: Consolidated: ¥67,870million (US$611 million)

Nonconsolidated: ¥70,120 million (US$632 million)

Number of Employees: Consolidated: 30,668

                                          Nonconsolidated: 5,756

Shares of Common Stock Issued and Outstanding:

998,744,060 shares

Number of Per-Unit Shares: 1,000

Number of Shareholders: 76,641

Breakdown of Shareholders

Transfer Agent for Common Stock:

UFJ Trust Bank Limited

4-3 Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-0005, Japan

Depositaries

ADRs: Depositary Receipts Services, Citibank N.A.,

            111 Wall Street,20th Floor, New York, NY 10005, U.S.A.

EDRs: Citibank N.A., PO Box 18055, 5 Carmelite Street,

            London EC4Y 0PA, U.K.

GBCs: Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301,

            Frankfurt am Main, Germany

We publish “Komatsu Environmental Report” on a regular basis, describing our environmental conservation activities in research and development, production, sales,

services and other operations.

The report is also available on our website.

Cautionary Statement

This Semi-Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Semi-Annual Report, and Komatsu assumes no duty to update such statements. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

For further information, please contact:

Komatsu Ltd.

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp